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                          January 22, 2021

       Christopher Schreiber
       Chief Executive Officer
       Akers Biosciences, Inc.
       1185 Avenue of the Americas
       3rd Floor
       New York, New York 10036

                                                        Re: Akers Biosciences,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 15,
2021
                                                            File No. 333-252181

       Dear Mr. Schreiber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Courtney
Lindsay at (202) 551-7237 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences